May 13, 2005	TransCanada Corporation
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P
5H1
Michael Moran, Esq.
Branch Chief	tel 403.920.2000
Division of Corporation Finance	fax 403.920.2200
United States Securities and Exchange Commission	email
450 Fifth Street, N.W.	russ_girling@transcanada.com
Washington, D.C. 20549	web www.transcanada.com

Dear Sir:

RE:	TransCanada Corporation
File No. 1-31690
Form 40-F for the year ended December 31, 2004

TransCanada PipeLines Limited
File No. 1-08887
Form 40-F for the year ended December 31, 2004

This letter is in response to your letter dated April 22, 2005 regarding the review of Form 40-F for the year ended December 31, 2004 of TransCanada Corporation and TransCanada PipeLines Limited (collectively, TransCanada).

General

1.               Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  In our interest to reduce the volume of comments, we have not addressed each subsidiary of TransCanada with a separate comment if applicable to their facts and circumstances.  These revisions should be included in your future filings.  Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements, including financial statements for TransCanada PipeLines, LTD.  Please confirm to us your agreement with this objective.

We confirm our agreement with this objective.

Note 8. Acquisitions and Dispositions, page 83

2.               We note that you recorded a $25 million pre tax gain associated with the sales of ManChief and Curtis Palmer to Power LP.  We further note that you have a continuing ownership interest in Power LP of 30.6 percent.  Please explain if the gain that you recorded takes into consideration your continuing ownership interest in Power LP.

We confirm the gain recorded took into consideration our continuing ownership in TransCanada Power, L.P. (Power LP).  That is, in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for joint ventures (Canadian Institute of Chartered Accountants (CICA) Handbook Section 3055 - Interests in Joint Ventures  — paragraph ..28), on proportionate consolidation of Power LP we eliminated the portion of the gain that relates to our interest in Power LP, and recognized in our consolidated income statement only that portion of the gain represented by the interests of other non-related venturers.  For purposes of our reconciliation to United States generally accepted accounting principles (U.S. GAAP) we followed the same general principle in applying the equity method of accounting to our investment in Power LP, as set forth in Interpretation No.1 of Accounting Principles Board Opinion No. 18 - The Equity Method of Accounting for Investments in Common Stock.

3.               Please describe to us, and prospectively disclose, your accounting policy with respect to dilution gains associated with your investment in Power LP.  In this regard we note that you had previously deferred such dilution gains associated with your investment in Power LP.  Although it is not clear if you were deferring such gains to equity or an unearned revenue account, as you indicate that you were amortizing such gains to income through 2017.  In this regard, we note that in 2004, you realized dilution and other gains of $172 million related to the issuance of 8.1 million subscription receipts.  Please provide a complete history of all dilution transactions associated with Power LP.  Furthermore, explain in detail how you accounted for these transactions.  Please reference all applicable accounting literature used with respect to this issue.  In short, based on the limited information provided, we would view such dilution gains as analogous to a SAB 51 transaction; if you have a dissenting opinion, please explain.  We may have further comment.

Accounting Policy

It is our accounting policy to account for dilution gains in accordance with the CICA Handbook Section 1600.46 and, for purposes of our U.S. GAAP reconciliation, SEC Staff Accounting Bulletin No. 51 - Accounting for Sales of Stock of a Subsidiary (SAB 51).  CICA 1600.46 states:

“.46                           Issue by a subsidiary of its own shares to interests outside the consolidated group.  The issue by a subsidiary of its own shares to outside interests and the sale by a parent company of its shares in a subsidiary to outside interests have the same effect on the consolidated financial statement treatment of non-controlling interest and goodwill.  The issue of shares by the subsidiary increases the proportionate interest of the non-controlling interest and decreases the proportionate interest of the parent company.  There is a deemed disposal of that amount of goodwill that relates to the decrease.  The change in the parent’s share of the subsidiary’s net identifiable assets as a result of the share issue less any adjustment to goodwill is, from the point of view of the parent company, similar to the difference that arises on the sale by a parent of some of its holdings in a subsidiary and should therefore be accounted for as an income item.”

There is no alternative treatment permitted under Canadian GAAP for “dilution gains”.  Accordingly, we have not previously disclosed this policy in the Accounting Policies note to our consolidated financial statements.  We agree to add disclosure of our accounting policy for dilution gains in our 2005 annual financial statements.  Our accounting policy with respect to dilution gains associated with our investments in limited partnerships shall be disclosed as follows:  “Dilution gains which result from the sale of units by limited partnerships in which TransCanada has an ownership interest are recognized immediately in net income.”

History and Accounting Rationale

Power LP was formed in 1997.  Subsequently, TransCanada transferred assets into the limited partnership which then did a public offering with 50% of the units being sold pursuant to an initial public offering (IPO).  The partnership agreement included a clause that required Power LP to redeem all outstanding limited partnership units, not held by TransCanada, on a fixed date, being June 30, 2017.  The units would be redeemed on June 30, 2017 at their then fair value as determined by independent valuators.  The redemption price would be satisfied, at the election of TransCanada, in cash or by the delivery of common shares of TransCanada or by a combination of cash and shares.  TransCanada was required to fund the redemption.

We did not believe that it was appropriate to recognize the full amount of the gain at the time of the IPO because the transfer of the assets and subsequent IPO did not, in our opinion, represent the culmination of the earnings process, due to the requirement that we would fund the redemption of the limited partnership units held by the public.  Rather, we concluded that the substance of this transaction was the sale of a portion of the net revenues of Power LP for a twenty-year period.  We believe that the U.S. accounting literature that most closely reflected our circumstances was EITF 88-18 - Sale of Future Revenues.  In our opinion, the guidance in this abstract provided support for our accounting conclusion that the gain should be deferred.  The key overriding factor was the fact that TransCanada was required to fund the redemption of the units held by the public at a fixed and ascertainable date.  Effectively TransCanada had sold an interest in the net revenues of Power LP for a fixed term.  The deferred gain was, therefore, amortized to income over the period to 2017.  We believed that EITF 88-18 more closely reflected our circumstances at the time than treatment as a dilution gain under SAB 51.

Subsequently, Power LP issued additional units which resulted in further gains to TransCanada (see table below).  TransCanada’s interest in Power LP at December 31, 2004 was 30.6%.  The original accounting was consistently followed.

At a special meeting in April 2004, the unitholders of Power LP, other than TransCanada, approved the elimination of the requirement for Power LP to redeem all units not held by TransCanada in 2017.  The approval for Power LP to acquire the ManChief and Curtis Palmer facilities from TransCanada was obtained at the same unitholder meeting.

When the redemption requirement was removed in April 2004, we concluded that we had no longer sold a future net revenue stream for a defined period.  The earnings process had culminate and the unamortized deferred gains were recognized in income at that time.

Prior to the elimination of the requirement of Power LP to redeem all units not held by TransCanada in 2017, the deferred credit was included in deferred amounts in the liabilities section of the balance sheet.  As noted above, all of the unamortized deferred credits were released into income in April 2004.  The release of the deferred credits was not as a result of the issuance of the 8.1 million subscription receipts but rather was due to the elimination of the requirement of Power LP to redeem all units not held by TransCanada in 2017.  The proceeds from the issuance of the subscription receipts were used to partially fund the acquisition of the ManChief and Curtis Power facilities by Power LP from TransCanada.

The history of gains associated with Power LP is as follows (amounts in Cdn $ million):

	Original
	Gain	Gain Recognized
	Deferred	in 2004
Second quarter 1997: Gain resulting from IPO of Power LP	103	69
First quarter 1998: Gain resulting from Power LP offering at time of Tunis plant acquisition	34	23
Fourth quarter 1999: Gain resulting from Power LP offering at time of Williams Lake plant acquisition	20	14
Fourth quarter 2001: Gain resulting from Power LP offering	30	26
Unamortized deferred gain		132
Second quarter 2004: Dilution gain resulting from Power LP offering at time of ManChief and Curtis Palmer plant acquisitions		40
		172

TransCanada’s auditors, KPMG, provided unqualified audit opinions on the TransCanada consolidated financial statements for each of the years in the period 1997 to 2004. As a result of the SEC letter to TransCanada dated April 22, 2005, upon further consideration of the accounting treatment and based on current information, KPMG determined that the accounting for these gains in the period 1997 to 2004 was incorrect for U.S. GAAP purposes only.  Accordingly, KPMG has now advised TransCanada they no longer support the accounting treatment under U.S. GAAP for these transactions which they had previously supported in the performance of their audits for the period 1997 to 2004.  KPMG also advised TransCanada they continue to support the accounting treatment for Canadian GAAP purposes.

A Canadian — U.S. GAAP difference for periods prior to 2005 would result from amending the U.S. GAAP reported amounts related to the Power LP gains.  However, as all gains related to Power LP transactions had been recorded in shareholders’ equity at December 31, 2004, this Canadian — U.S. GAAP difference, prospectively, has no impact on TransCanada’s condensed consolidated financial statements reported under U.S. GAAP.  Given these considerations, amending the disclosure may not serve any useful purpose.  TransCanada requests the opportunity to meet in person with the SEC to discuss how we should proceed given the current circumstances.

.

Note 21.  Discontinued Operations, page 101

4.               Please explain how you reached the conclusion to classify your gas marketing business as discontinued operations when you disclosed a significant contingent liability associated with this entity.  In this regard, you indicate that net income from discontinued operations was $52 million and $50 million for 2004, and 2003, respectively.  Please explain in detail the transaction that lead to the deferred gain, and discuss how you accounted for the subsequent recognition of this gain.  For US GAAP reconciliation purposes you may consult EITF 03-13.  In this regard, please explain the cash flows of the transaction.  We may have further comment.

Classification of the Gas Marketing Business as Discontinued Operations

The gas marketing business was a separate operating segment and was subject to a formal plan of disposal.  We do not believe that the existence of the significant contingencies discussed below negate our ability to classify these operations as discontinued under U.S. GAAP.

For U.S. GAAP reconciliation purposes we relied on the guidance in APB 30.  Paragraph 8 of APB 30 states that: “the term discontinued operations refers to the operations of a segment of a business as defined in paragraph 13 that has been sold, abandoned, spun off, or otherwise disposed of or, although still operating, is the subject of a formal plan for disposal (see paragraph 14).”  Paragraph 13 states that: “For purposes of this Opinion, the term segment of a business refers to a component of an entity whose activities represent a separate major line of business or class of customer.”  We concluded that our gas marketing segment constituted a segment of a business for purposes of APB 30.   Lastly, we reviewed the criteria in paragraph 14 for a formal plan of disposal and concluded that our plans to dispose of our gas marketing segment met these criteria in 2001.

On the sale of a substantial portion of the gas marketing operations to Mirant in late 2001, we also considered the guidance in SEC Staff Accounting Bulletin Topic 5.E — Accounting for Divestiture of a Subsidiary Or Other Business Operation — and concluded that, under that guidance, it was appropriate to account for the disposal of these operations to Mirant (as discussed below) as a divestiture, and hence classification of these operations as discontinued was appropriate at the end of 2001.  TransCanada’s auditors, KPMG, agreed this was the appropriate treatment for both Canadian and U.S. GAAP purposes.  The remainder of the gas marketing business not sold to Mirant was disposed of through other means.

We did not consider EITF 03-13, as it was not available at the time we classified these operations as discontinued.  Further, we believe that EITF 03-13 basically clarifies the interpretation of criteria contained in paragraph 42 of FASB Statement No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets — and was not applicable to APB 30 in 2001 and 2002.

Deferred Gain

TransCanada sold a substantial portion of its gas marketing business to Mirant in fourth quarter 2001.  We received approximately $220 million in cash which resulted in an after tax gain of $102 million.  The operations sold to Mirant included gas marketing contracts that had been entered into by TransCanada and for which certain contracts had been guaranteed by TransCanada.  TransCanada was not involved in the operations or cash flows of these contracts subsequent to the sale but remained contingently liable for the performance of these contracts after they were sold to Mirant as a result of the TransCanada guarantees.

After the sale to Mirant closed, Mirant’s credit rating was downgraded to non-investment grade status and its shares were trading at near 52 week lows.  Also, in late 2004, after the closing of the sale to Mirant, Enron filed for bankruptcy protection.  In a business that was dependent on strong credit, Mirant’s credit rating downgrade was viewed as serious enough to impact their future ability to do business.  Although the operations had been sold to Mirant, TransCanada was unable at the time to assign and novate certain of its associated contractual obligations.  Although TransCanada had mitigated the exposure under these obligations to the extent possible, it retained significant risk related to the contracts.

Accordingly, we reviewed the accounting literature to determine whether or not it was appropriate to recognize the gain of $102 million or to defer it pending resolution of the contingent exposures.  We concluded that the gain should not be immediately recognized for U.S. GAAP purposes due to the significant uncertainties relating to our guarantees.

For U.S. GAAP purposes, we concluded that two SEC Staff Accounting Bulletin Topics might be  applicable: Topic 5.U and Topic 5.E.

Topic 5.U - Gain Recognition On The Sale Of a Business Or Operating Assets To A Highly Leveraged Entity - deals with a situation where a sale has been made to a thinly capitalized entity for cash or a combination of cash and securities and the seller guarantees debt or enters into other agreements that may require the seller to infuse cash into the entity that purchased the business.  Assuming that the transaction qualifies as a sale, Topic 5.U notes that the existence of uncertainties can raise doubt as to whether immediate gain recognition is appropriate.  The existence of contingent liabilities is cited as a factor to be reviewed.  These factors should be considered even where the seller receives solely cash proceeds.

This guidance appeared to cover situations similar to TransCanada’s sale to Mirant.  The sale had taken place, cash proceeds were received and there were significant performance guarantees.  Mirant was highly levered and its credit rating had been recently downgraded to non-investment grade status.  It operated in the energy trading business, which was facing an industry wide credit crunch including the impact of the Enron bankruptcy.  TransCanada’s guarantees backstopped certain of the contracts that were sold to Mirant and there was a reasonable possibility that TransCanada would be called upon to make payments under these guarantees.  While the nature of the guarantees was such that TransCanada would not be required to make an investment in Mirant (as contemplated in the SAB) there would be an obligation to honor Mirant’s liabilities to third parties under the original contracts should Mirant default.  Given Mirant’s financial condition at the end of 2001 and beyond, the risk of Mirant defaulting under the contracts was determined by TransCanada to be significant.

We determined that gain recognition should not occur until the contingent obligations under the guarantees were removed.

Topic 5.E - Accounting For Divestiture Of A Subsidiary Or Other Business Operation - deals with the issue of sales recognition.  It concludes that, in certain circumstances, the risks and rewards of ownership have not been transferred and accordingly no sale can be recognized.  Factors to be considered include assessing whether there is continuing involvement in the continuing operations of the business, absence of an investment in the business by the buyer, repayment of debt taken as consideration for the sale being contingent on future successful operations or the necessity for debt or contract guarantees on behalf of the business by the seller.

In the TransCanada situation, the proceeds were received in cash, Mirant made a substantial investment and there was no ongoing involvement by TransCanada in the continuing operations of the business.  The exposure under these guarantees was substantial at the time of the sale to Mirant.  Management determined that the underlying exposure on the contingent obligations under these contacts was substantial and would be eliminated as the volumes under these contracts declined.  Accordingly the only factor that was at issue was the existence of the guarantees.

On balance, we believe that there was a sale that should be accounted for as a divestiture under Topic 5.E, and that the guidance under Topic 5.U required that the gain should be deferred and released into income as the exposures under the guarantees reduced.

Recognition of Deferred Gain into Net Income

Each quarter we assessed our exposures to the contingent obligations as compared to the amount of the deferred gain.

In July 2003, in contemplation of a potential Mirant bankruptcy filing, we reacquired certain of the contracts originally sold to Mirant for less than $2 million and eliminated the pricing risk under those contracts.  Mirant did file for bankruptcy protection in July 2003.  At the end of third quarter 2003, we assessed our remaining exposures and determined that the amount of the deferred gain exceeded the expected remaining exposures by approximately the amount of the gain released ($50 million) in third quarter 2003 through income from discontinued operations.

In the third quarter of 2004, we substantially completed the assignment and novation of the remaining contracts representing the contingent obligations.  Accordingly, we released the remaining deferred gain ($52 million), again as an adjustment to income from discontinued operations.

Cash Flows

The proceeds on the sale to Mirant were included in investing activities in the cash flow statement in the period they were received.  There was no cash flow impact of the gains recognized in 2003 and 2004.

TransCanada acknowledges that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please contact Lee Hobbs, Vice-President and Controller, at (403) 920-2754 or myself at (403) 920-7888.

Sincerely,

/s/ Russell K. Girling

Russell K. Girling

Executive Vice-President, Corporate Development

and Chief Financial Officer